SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 15, 2012

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated March 15, 2012 regarding “Ericsson’s Annual Report for 2011 now published”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/S/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: March 15, 2012

PRESS RELEASE March 15, 2012

Ericsson’s Annual Report for 2011 now Published

Ericsson’s (NASDAQ:ERIC) Annual Report for 2011 is now available online at

www.ericsson.com/thecompany/investors/financial-reports.

NOTES TO EDITORS

Our multimedia content is available at the broadcast room:

www.ericsson.com/broadcast_room

Ericsson is the world’s leading provider of communications technology and services. We are enabling the Networked Society with efficient real-time solutions that allow us all to study, work and live our lives more freely, in sustainable societies around the world.

Our offering comprises services, software and infrastructure within Information and Communications Technology for telecom operators and other industries. Today more than 40 percent of the world’s mobile traffic goes through Ericsson networks and we support customers’ networks servicing more than 2 billion subscribers.

We operate in 180 countries and employ more than 100,000 people. Founded in 1876, Ericsson is headquartered in Stockholm, Sweden. In 2011 the company had revenues of SEK 226,9 billion (USD 35.0 billion). Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ, New York stock exchanges.

www.ericsson.com

www.twitter.com/ericssonpress

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www.youtube.com/ericssonpress

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Telefon: +46 10 719 00 00

E-post: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on March 15 at 8.15am.